Exhibit 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Press Release

For immediate release

Aeterna Zentaris Announces Proposed Public Offering of Common Shares and Warrants

Quebec City, Canada, December 8, 2015 – Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”) today announced that it has commenced an underwritten public offering (the “Offering”) of common shares and warrants to purchase common shares. Investors whose purchase of common shares in the Offering would result in them beneficially owning more than the initial beneficial ownership limitation to be included in the warrants following the consummation of the Offering will have the opportunity to acquire pre-funded warrants substituted for any common shares they would have otherwise acquired over the initial beneficial ownership limitation, paying the same price per share. The pricing and number of shares and warrants as well as the exercise price and duration of the warrants will be determined in the course of marketing.

Maxim Group LLC is acting as sole book-running manager for the proposed Offering. The proposed Offering is subject to customary conditions, including the approval of The NASDAQ Stock Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”), and there can be no assurance as to whether or when the proposed Offering may be completed, or as to the actual size or terms of the Offering. The Company has no intention of listing the warrants on the NASDAQ or TSX.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marches financiers permitting the Company to offer common shares, warrants and such other securities specified therein in the United States. The proposed Offering will be made only by means of a preliminary prospectus supplement, a final prospectus supplement and the accompanying short form base shelf prospectus. When available, copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus may be obtained upon request by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, (212) 895-3745. Electronic copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus will also be available free of charge at www.sedar.com and www.sec.gov, respectively.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates.

Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Contact:

Philip Theodore

Senior Vice President

ptheodore@aezsinc.com